12028527

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-20-12

John Sullivan
Costco Wholesale Corporation
jsullivan@costco.com

Re: Costco Wholesale Corporation
Incoming letter dated September 21, 2012

Dear Mr. Sullivan:

This is in response to your letters dated September 21, 2012 and October 9, 2012 concerning the shareholder proposal submitted to Costco by Myra K. Young. We have also received letters from the proponent dated September 30, 2012 and October 10, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Mark Latham
VoterMedia.org
mark@votermedia.org

Received SEC

NOV 20 2012

Washington, DC 20549

November 20, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Costco Wholesale Corporation
Incoming letter dated September 21, 2012

The proposal requests that the board of directors hold a competition for giving public advice on the voting items in the proxy filing for Costco's 2014 annual shareholders meeting. The proposal provides that the board include the following voting item in the company's proxy: "Which of the following proxy advisors do you think deserve cash awards for how they have been informing Costco shareowners?" The proposal also provides that the "name and website address of each advisor entered would be listed in chronological order of entry, with a check-box next to each."

The second proposal requests that Costco, in implementing the competition, include on its proxy card a check-box to indicate abstention on the matter.

There appears to be some basis for your view that Costco may exclude the first proposal under rule 14a-8(i)(3), as contrary to rule 14a-4(b)(1). Accordingly, the Division will not recommend enforcement action to the Commission if Costco omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Costco relies.

There appears to be some basis for your view that Costco may exclude the second proposal under rule 14a-8(e)(2) because Costco received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Costco omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Costco did not file its statement of objections to including the second proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Costco's request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

VoterMedia.org
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October 10, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email address: shareholderproposals@sec.gov

Re: <u>Shareowner Proposal of Myra K. Young to Costco Wholesale Corporation</u>

Dear Sir or Madam:

I am writing in response to the October 9, 2012 letter submitted to the Commission by Mr. John Sullivan on behalf of Costco Wholesale Corporation ("Costco" or the "Company"), which presents followup arguments regarding the Company's intention to omit from its proxy statement for the 2013 annual meeting, a shareowner proposal as amended on August 24 (the "Proposal") submitted to Costco by me on behalf of Myra K. Young.

I believe the arguments given in my previous letter (dated September 30, 2012) are sufficient to show why the Proposal may not be properly omitted from the Costco 2013 proxy. So again, I respectfully request that the Commission staff not concur with the views expressed in the Costco letters regarding exclusion of the Proposal from the Costco proxy statement.

I hope this prompt and brief response will make it easier for the SEC staff to make a decision on this matter, soon enough that Costco can prepare its proxy statement with sufficient lead time. Please feel free to contact me at (604) 806-0652 with any questions, and direct responses to me via email to mark@votermedia.org.

Sincerely,

Mark Latham
Founder, VoterMedia.org

cc via email:
- John Sullivan (Costco)
- Myra K. Young (Proponent)

#3601 – 1328 Pender Street, Vancouver, B.C., Canada V6E 4T1 • Tel (604) 806-0652 • mark@votermedia.org

COSTCO WHOLESALE

Writer's Direct Number: (425) 427-7577
Fax: (425) 427-3128

October 9, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Email Address: shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by Myra K. Young Pursuant to Rule 14a-8 Under the Securities Exchange Act of 1934, as Amended

Dear Sir or Madam:

On September 21, 2012, Costco Wholesale Corporation, a Washington corporation ("*Costco*" or the "*Company*"), submitted a letter (the "*No-Action Request*") notifying the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") that Costco intends to omit from its proxy materials for its 2013 annual meeting of shareholders (the "*2013 Proxy Materials*") a shareholder proposal (the "*Proposal*") submitted to the Company on behalf of Myra K. Young (the "*Proponent*") by Mark Latham in a letter dated August 24, 2012. The Proposal requests that Costco undertake a "proxy advisor competition" (the "*Promotion*") for giving advice on the voting items in the proxy statement for Costco's 2014 annual meeting of shareholders (the "*2014 Annual Meeting*"). A copy of the No-Action Request is attached to this letter as Exhibit A.

As more fully set forth in the No-Action Request, we believe the Proposal could be excluded from the 2013 Proxy Materials pursuant to (i) Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate the laws of the states of Washington and California; (ii) Rule 14a-8(i)(3) because the Proposal, if implemented, would be contrary to Rule 14a-4; and (iii) Rule 14a-8(i)(8) because the Proposal, if implemented, would impermissibly relate to director elections.

Mr. Latham submitted a letter dated September 30, 2012, to the Commission on behalf of the Proponent (the "*September 30 Letter*") responding to the No-Action Request. A copy of the September 30 Letter is attached hereto as Exhibit B. This letter responds to the September 30 Letter. Included in the September 30 Letter is a proposed revision to the Proposal (the "*Revised Proposal*"). Costco believes that the Revised Proposal can be properly excluded from the 2013

Proxy Materials as untimely pursuant to Rule 14a-8(e)(2); the Revised Proposal was received after the deadline for submitting shareholder proposals.

I. The Company can exclude the Proposal under Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate the laws of the states of Washington and California.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." As more fully described in the No-Action Request and the opinion of the law firm Perkins Coie LLP, which is acting as Washington counsel and California counsel to the Company (the "***Legal Opinion***"), a copy of which is attached to the No-Action Request as **Exhibit B**, the Promotion would violate Washington and California state laws. It contains all three elements of an illegal lottery—consideration, prize, and chance—since it would require entrants to pay an entry fee for an opportunity to win cash prizes, and chance dominates the winner selection process (primarily because there are insufficient standards for evaluating and selecting the winning entries).

Mr. Latham argues in the September 30 Letter that the Promotion would not violate state law but fails to provide any additional information to suggest why the Promotion does not include all three elements of an illegal lottery.

Consideration. Mr. Latham explains that the $2,000 entry fee will in his view "compensate the Company for the advertising each entrant would receive by having its name and website URL appear in the proxy statement" and that the fee is required to prevent organizations from entering "just for the free advertising." However, regardless of what purpose Mr. Latham may subjectively wish it to serve, the entry fee establishes "consideration" under lottery law. Under Washington law, "consideration" is present if entrants must "pay a valuable consideration," Wash. Rev. Code § 9.46.0257, which includes "consideration sufficient to support a contract," *State v. Reader's Digest Ass'n*, 501 P.2d 290, 297 (Wash. 1972), to enter the promotion. The $2,000 sum is much more than a peppercorn and obviously consideration sufficient to support a contract. Likewise, under California law, "consideration" is present if entrants must pay a "fee (in the form of money or anything else of value)" to participate in the promotion. *Hotel Emps. & Rest. Emps. Int'l Union v. Davis*, 981 P.2d 990, 996 (Cal. 1979).

Prize. Mr. Latham explains that the prizes could, in his mind at least, be thought of as "fees paid by shareowners for the service of advising shareowners." Under the Promotion, the winning participants will receive cash payments of up to $20,000. These cash payments establish the element of prize under lottery law. Under Washington and California law, a "prize" is present in a promotion if the promotion operator offers to distribute money or property to one or more winning participants. *See id.; Langford v. State*, 628 P.2d 829, 830 (Wash. App. 1980).

Chance. Mr. Latham argues that the selection of winners would be determined by "shareowner judgments, not by chance," and that shareholders' "estimations of the value" of advice would determine the outcome. The hopes or aspirations of the proponent of a lottery, however, do not dictate how decisions actually are made and cannot be controlling for purposes of lottery law. Mr. Latham fails to address the fact that the Promotion (a) does not establish any standard, sufficiently objective basis for evaluating entries to ensure that skill dominates to determine the final result; (b) does not include any requirement that a participating proxy advisor has actually provided any advice regarding the Company; and (c) even if an advisor has provided such advice, does not include any requirement that the shareholders review and evaluate all of the advisors' advice before voting for the winner.

As discussed in more detail in the Legal Opinion, chance dominates promotions that do not provide clear and sufficiently objective standards or criteria for determining winners. For example, in *People v. Rehm*, the court found that a contest to pick the "best and most appropriate" titles for six cartoons was a game of chance "because the elements of a bona fide contest of skill [were] not present." 57 P.2d 238, 239 (Cal. App. Dep't Super. Ct. 1936). The court in *Rehm* based its reasoning on the fact that the promotion provided "no standard by which one title can be said to be either 'best' or 'more appropriate' than all others." *Id.* at 240. Here, the Promotion merely asks voters to pick the proxy advisors that "deserve cash awards for how they have been informing [Company] shareowners." Like the contest in *Rehm*, the Promotion does not provide any standards that judges (here shareholders) should use to evaluate and select the winners. Moreover, the Promotion provides an even less clear standard for selecting winners than the "best and most appropriate" standard, which the court in *Rehm* held to be inadequate to eliminate the element of chance.

Without, among other things, a requirement that a proxy advisor has actually provided any advice regarding the Company, there is a significant likelihood that not all of the participating proxy advisors will be evaluated before a winner is selected, and there is no assurance that even the winning proxy advisors will have been evaluated by the shareholders before being selected. Additionally, without a requirement that shareholders review and evaluate all of the proxy advisors' advice before selecting a winner, there is a significant possibility that other factors could motivate a shareholder's vote aside from the skill of the proxy advisors.

II. The Company can exclude the Proposal under Rule 14a-8(i)(3) because the Proposal, if implemented, would be contrary to Rule 14a-4.

Rule 14a-8(i)(3) allows a proposal to be excluded "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Proposal violates Rule 14a-4, which sets forth certain requirements with respect to proxies. More specifically, Rule 14a-4(b)(1) states that "[m]eans shall be provided in the form of proxy whereby the person solicited is afforded an opportunity *to specify by boxes a choice between approval or disapproval of, or abstention with respect to*, each separate matter referred to therein as intended to be acted upon, other than elections to office and votes to determine the frequency of shareholder votes on executive compensation." (Emphasis added.)

The Proposal would require the Company, prior to its 2014 Annual Meeting, to post the names and website addresses of entrants in the Promotion on a publicly accessible Costco website page. The Company would then be required to include in its proxy materials for the 2014 Annual Meeting the following "voting item": "Which of the following proxy advisors do you think deserve cash awards for how they have been informing Costco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Costco shareowners.)" This question would be followed by a list of the names and website addresses of each entrant in the Promotion listed in chronological order of entry, "with a check-box next to each." The entrants would receive the first through fourth prizes based on the number of votes they received.

Mr. Latham argues in the September 30 Letter that the Proposal would not be contrary to Rule 14a-4(b)(1) because shareholders could "specify by boxes a choice between approval or disapproval of or abstention with respect to" awarding a prize to any entrant in the Promotion. He argues that approval could be specified on the form of proxy by checking a box next to any of the proxy advisors' names, that disapproval could be specified by leaving a box blank, and that abstention could be specified by leaving all the boxes blank.

Mr. Latham does not address the fundamental reason that the Proposal is contrary to Rule 14a-4(b)(1), which is that the Proposal calls for multiple choices from a list of possibilities, rather than a single choice for approval, disapproval or abstention with respect to the matter to be acted upon. Rule 14a-4(b)(1) clearly provides that multiple choices are permitted only in two instances: "elections to office and votes to determine the frequency of shareholder votes on executive compensation." In its release adopting the amendments to Rule 14a-4 to permit the "frequency" vote, the Commission stated: "Under existing Rule 14a-4, the form of proxy is required to provide means whereby the person solicited is afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter to be acted upon, other than elections to office. Absent an amendment, Rule 14a-4 would not permit proxy cards to reflect the choice of 1, 2, or 3 years, or abstain." SEC Release No. 34-63768 (Jan. 25, 2011). Rule 14a-4(b)(1) does not contain an exception that would permit implementation of the Proposal.

Mr. Latham further misanalyzes Rule 14a-4(b)(1) by suggesting that all three elements of the rule (boxes for approval, disapproval and abstention) are met because not checking a box or boxes could be deemed to constitute disapproval or abstention. Clearly, non-existent check-boxes could not meet the requirements of the rule.

In the September 30 Letter Mr. Latham offered to revise the Proposal to attempt to meet Costco's Rule 14a-8(i)(3) objections by adding the sentence "There would also be one check-box at the end of the list of advisors, with the words 'Check this box to abstain from voting on all the above proxy advisors.'" These proposed revisions would not resolve the Rule 14a-8(i)(3) objections described above, but in any event are not the type of revisions Staff guidance would permit. In Staff Legal Bulletin No. 14 (July 13, 2001) ("*SLB 14*"), at question and answer E.5, the Staff sets forth the limited circumstances in which it may permit revisions with respect to proposals challenged under Rule 14a-8(i)(3). Those circumstances do not apply to the proposed revisions. Accordingly, the proposed revisions should not be permitted by the Staff.

III. The Company can exclude the Revised Proposal under Rule 14a-8(e)(2) because the Revised Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company released its 2012 proxy statement to its shareholders on December 11, 2011. Pursuant to Rule 14a-5(e), the Company disclosed in its 2012 proxy statement the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the Company's 2013 annual meeting of shareholders. Specifically, page 34 of the Company's 2012 proxy statement states:

> In order for a shareholder proposal to be included in the proxy statement for the 2013 annual meeting of shareholders, it must comply with the SEC Rule 14a-8 and be received by the Company no later than August 15, 2012.

A copy of the relevant excerpt of the Company's 2012 proxy statement is attached to this letter as **<u>Exhibit C</u>**. The Company received a copy of the Revised Proposal via email on September 30, 2012, **well** after the deadline set forth in the Company's 2012 proxy statement.

Rule 14a-8(e)(2) provides that the 120-calendar-day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2012 annual meeting of shareholders was held on January 26, 2012, and the Company's 2013 annual meeting of shareholders is scheduled to be held on January 24, 2013. Accordingly, the 2013 annual meeting of shareholders will not be moved by more than 30 days, and thus, the deadline for shareholder proposals is as set forth in the Company's 2012 proxy statement.

As clarified by the Staff in Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("*SLB 14F*"), "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." *See* Section D.2, SLB 14F. SLB 14F states that in this situation, companies "must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j)." *Id.*

While the Revised Proposal was a request submitted by the Proponent directly to the Commission, rather than a shareholder proposal submitted directly to the Company, the Company believes that the Revised Proposal could be deemed to be a second proposal that was not submitted before the Company's August 15, 2012 deadline, and thus, the Company intends to exclude the Revised Proposal from the 2013 Proxy Materials.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the Company's principal executive offices after the deadline for submitting shareholder proposals. See, e.g., *IDACORP, Inc.* (Mar. 16, 2012) (concurring in the exclusion of a revised proposal received over one month after the deadline stated in the previous year's proxy statement); *General Electric Co.* (Jan. 17, 2012) (concurring in the exclusion of a revised proposal received over one month after the deadline stated in the previous year's proxy statement); *Johnson & Johnson* (Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *Verizon Communications, Inc.* (Jan. 29, 2008), (concurring with the exclusion of a proposal received at the company's principal executive offices 20 days after the deadline); *City National Corp.* (Jan. 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier).

The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in SLB 14: "The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied .... for example, if the shareholder failed to submit a proposal by the company's properly determined deadline."

Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(l) in order for the Revised Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Revised Proposal may properly be excluded from the 2013 Proxy Materials because the Revised Proposal was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

IV. Waiver of the 80-day requirement in Rule 14a-8(j)(l) with respect to the Revised Proposal is appropriate.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j)(1) for good cause with respect to the Revised Proposal. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company presently intends to file its definitive proxy materials on or about December 10, 2012. The Company did not receive the Revised Proposal until September 30, 2012, only 71 days prior to the Company's proposed December 10, 2012 filing date. Therefore, it was impossible for the Company to prepare and file this submission within the 80-day requirement.

The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(l) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Andrea Electronics Corp.* (July 5, 2011); *Barnes & Noble, Inc.* (June 3, 2008); *DTE Energy Co.* (Mar. 24, 2008); *Alcoa Inc.* (Feb. 25, 2008) (each waiving the 80-day requirement when the proposal was received by the company after the 80-day submission deadline).

The Revised Proposal was submitted to the Company after the 80-day deadline in Rule 14a-8(j)(1) had passed. Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and based on the foregoing precedent, we respectfully request that the Staff waive the 80-day requirement with respect to the Revised Proposal.

V. The Company can exclude the Proposal under Rule 14a-8(i)(8) because the Proposal, if implemented, would impermissibly relate to director elections.

Rule 14a-8(i)(8) provides that certain shareholder proposals relating to director elections may be excluded, including if the proposal "(iii) [q]uestions the competence, business judgment, or character of one or more nominees or directors" or "(v) [o]therwise could affect the outcome of the upcoming election of directors."

In the September 30 Letter, Mr. Latham argues that the Proposal, if implemented, would not violate Rule 14a-8(i)(8)(v) because it "would not change the process of the election" of directors at the 2014 Annual Meeting. The concern of Rule 14a-8(i)(8)(v) is whether a proposal "could affect the outcome of the upcoming election of directors," not whether it would change the process of the election. Because the Proposal is structured in two stages, with implementation to occur for the 2014 Annual Meeting, the "upcoming" election of directors for purposes of the Proposal is the 2014 Annual Meeting. If implemented, the Proposal expects the proxy advisors to provide advice regarding the election of specific nominees to the Company's board of directors at the 2014 Annual Meeting. This advice in many instances would very likely conflict with the recommendations of the Company's board of directors and thereby "could affect the outcome" of the election of directors for the 2014 annual meeting.

Mr. Latham concedes that "it is likely that in advising on the 2014 Costco election, proxy advisors will question the competence, business judgment, or character of one or more nominees or directors," which is clearly proscribed by Rule 14a-8(i)(8)(iii). Again, because the Proposal is structured in two stages, with implementation to occur for the 2014 Annual Meeting, the "upcoming" election of directors for purposes of the Proposal is the 2014 Annual Meeting. As noted in the No-Action Request, the Staff has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(8) where the proposals question the business judgment, competence or service of directors who will stand for election at an upcoming annual meeting of shareholders.

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal and the Revised Proposal from the 2013 Proxy Materials.

If you have any questions concerning any aspect of this matter or require any additional information, please feel free to contact me at (425) 427-7577. Please email a response to this letter to jsullivan@costco.com.

Sincerely,

John Sullivan
Vice President & Assistant Secretary

Enclosures

cc: Mr. Mark Latham (with enclosures)
1328 West Pender Street
Suite 3601
Vancouver, B.C., Canada
V6E 4T1
(by email mark@votermedia.org)

Ms. Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

(by courier)

VoterMedia.org

Media for voters, funded by voters

September 30, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email address: shareholderproposals@sec.gov

Re: Shareowner Proposal of Myra K. Young to Costco Wholesale Corporation

Dear Sir or Madam:

I am writing in response to the September 21, 2012 letter (the "Costco Letter") submitted to the Commission by Mr. John Sullivan on behalf of Costco Wholesale Corporation ("Costco" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2013 annual meeting, an amended shareowner proposal (the "Proposal") submitted to Costco by me on behalf of Myra K. Young. The Proposal requests the Costco Board to hold a competition (the "Competition") for giving advice on the voting items in the 2014 Costco proxy.

The Costco Letter cites Rules 14a-8(i)(2) ('violation of law'), 14a-8(i)(3) ('violation of proxy rules') and 14a-8(i)(8) ('relates to director elections') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

Rule 14a-8(i)(2) -- 'violation of law'

Winners of the Competition would not be determined by chance, so the Competition is not a lottery. Winners would be chosen by shareowner vote, after the shareowners have had the opportunity to read the competitors' proxy voting advice. The Competition would ask Costco shareowners to vote for competitors who "deserve cash awards for how they have been informing Costco shareowners". As Costco shareowners would then be voting on the proxy items, and shareowners often seek proxy voting advice, we can reasonably expect that shareowners would have estimations of the value of such advice.

Costco shareowners are the beneficial owners of the Costco funds that would be paid to the Competition winners, so the prizes would be, in effect, fees paid by shareowners for the service of advising shareowners. Shareowners can reasonably be expected to allocate those fees to the advisors that gave advice that the shareowners valued more highly than that of the other competitors. Thus the selection process would be determined by these shareowner judgments, not by chance.

#3601 – 1328 Pender Street, Vancouver, B.C., Canada V6E 4T1 • Tel (604) 806-0652 • mark@votermedia.org

The Competition entry fee would compensate the Company for the advertising each entrant would receive by having its name and website URL appear in the proxy statement. If there were no entry fee, some organizations might enter just for the free advertising. That is why there is a fee. The fee is not a consideration for a chance in a lottery.

Therefore implementing the Proposal would not cause the Company to violate state law.

Rule 14a-8(i)(3) – 'violation of proxy rules'

The Proposal defines a form of proxy that would give Costco shareowners an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each matter it would refer to. To specify approval of awarding a prize to any competitor, a shareowner would check the box next to that competitor's name. To specify disapproval of awarding a prize to any competitor, a shareowner would leave blank the box next to that competitor's name. To specify abstention from voting in the Competition, a shareowner would leave all its boxes blank. So the Proposal would not be contrary to Rule 14a-4(b)(1).

If the Costco Board is nonetheless concerned that Costco shareowners should be offered a more explicit option to specify abstention, the Proposal does not forbid the Board from adding a check-box to enable a shareowner to further clarify that they are abstaining.

Similarly, if Costco would prefer that such a check-box be specified by amending the Proposal, we would be willing to amend the third bullet point to become:

- Winners would be determined by shareowner vote on the Costco 2014 proxy. The Costco Board would include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for how they have been informing Costco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Costco shareowners.)" Then the name and website address of each advisor entered would be listed in chronological order of entry, with a check-box next to each. There would also be one check-box at the end of the list of advisors, with the words "Check this box to abstain from voting on all the above proxy advisors." The advisor receiving the most votes would get first prize, and so on.

Rule 14a-8(i)(8) – 'relates to director elections'

As the Costco Letter correctly states, Rule 14a-8(i)(8) as amended in 2010 provides for excluding a shareowner proposal if it "(v) [o]therwise could affect the outcome of the upcoming election of directors." Costco's upcoming election of directors will be in 2013, conducted via Costco's 2013 proxy. The Proposal would not pay for proxy voting advice regarding Costco's 2013 proxy, so it would not affect the outcome of the upcoming election of directors. Thus the Proposal can not be excluded on the basis of Rule 14a-8(i)(8)(v).

Even in Costco's subsequent election of directors in 2014 (an election which Rule 14a-8(i)(8) does not mention), the Proposal would not change the process of the election. It is merely another way of paying for proxy advice, a practise that is already pervasive in the proxy voting system.

As the Costco Letter correctly points out, it is likely that in advising on the 2014 Costco election, proxy advisors will question the competence, business judgment, or character of one or more nominees or directors. However, Rule 14a-8(i)(8)(iii) does not permit exclusion on such grounds. It only permits exclusion if *the Proposal* questions the competence, business judgment, or character of one or more nominees or directors.

The Proposal does no such thing. As mentioned above, it is merely another way of paying for proxy advice. Proxy advice is pervasive in the existing proxy voting system, and those advisors are already sometimes questioning the competence, business judgment, or character of one or more nominees or directors.

<u>Conclusion</u>

Based on the foregoing, I respectfully request that the Commission staff not concur with the views expressed in the Costco Letter regarding exclusion of the Proposal from the Costco proxy statement. Please feel free to contact me at (604) 806-0652 with any questions, and direct responses to me via email to mark@votermedia.org.

Sincerely,

Mark Latham
Founder, VoterMedia.org

cc via email:
- John Sullivan (Costco)
- Myra K. Young (Proponent)

Writer's Direct Number: (425) 427-7577
Fax: (425) 427-3128

September 21, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Email Address: shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by Myra K. Young Pursuant to Rule 14a-8 Under the Securities Exchange Act of 1934, as Amended

Dear Sir or Madam:

Costco Wholesale Corporation, a Washington corporation ("***Costco***" or the "***Company***"), respectfully submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from the Company's proxy materials for its 2013 annual meeting of shareholders (the "***2013 Proxy Materials***") a shareholder proposal submitted to the Company on behalf of Myra K. Young (the "***Proponent***") by Mark Latham in a letter dated August 24, 2012 (the "***Proposal***"). The Proposal is a revised version of that submitted to the Company by the Proponent in a letter dated August 7, 2012.

The Company requests confirmation that the Commission's staff (the "***Staff***") will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its 2013 Proxy Materials for the reasons set forth in this letter.

A complete copy of the Proposal and related correspondence with the Proponent are attached as **Exhibit A**.

Pursuant to Rule 14a-8(j), the Company has filed this letter with the Commission no later than eighty calendar days preceding the date that the Company expects to file with the Commission its definitive 2013 Proxy Materials. The Company currently intends to file such definitive 2013 Proxy Materials on or after December 10, 2012. Also, in accordance with Rule 14a-8(j), concurrently with the electronic mail transmission of this letter to the Commission, the Company sent to the Proponent by overnight courier at the address indicated by the Proponent on her cover letter accompanying the Proposal a copy of this letter with all enclosures to notify the Proponent of the Company's intention to exclude the Proposal from the 2013 Proxy Materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted to the Commission by means of electronic mail addressed to shareholderproposals@sec.gov.

The Proposal would require the Company to implement a contest for proxy advisors (and others) and states as follows:

PROXY ADVISOR COMPETITION

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Costco (Wholesale Corporation) shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Costco 2014 annual shareowners meeting, with the following features:

- The competition would be announced and open for entries no later than six months after the Costco 2013 annual shareowners meeting. To insulate advisor selection from influence by Costco's management, any person or organization could enter by paying an entry fee of $2,000, and providing their name and website address. Each entry would be announced publicly, promptly after it is received. Entries' names and website addresses (linked) would be shown promptly on a publicly accessible Costco website page, in chronological order of entry. Entry deadline would be a reasonably brief time before Costco begins to print and send its 2014 proxy materials.

- The competition would offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000.

- Winners would be determined by shareowner vote on the Costco 2014 proxy. The Costco Board would include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for how they have been informing Costco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Costco shareowners.)" Then the name and website address of each advisor entered would be listed in chronological order of entry, with a check-box next to each. The advisor receiving the most votes would get first prize, and so on.

- It would be expected that each proxy advisor would publish advice on its website regarding the Costco 2014 proxy, but there would be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation would be considered sufficient motivation for giving quality advice.
- The Costco filing that reports the final 2014 proxy voting results would show the total number of shares voted for each proxy advisor.
- The decision of whether to hold such a competition in subsequent years would be left open.

(Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management*, First Quarter 2007; free download at http://votermedia.org/publications.)

Summary of Basis for Exclusion

The Company believes that the Proposal can be properly excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate the laws of the states of Washington and California;
- Rule 14a-8(i)(3) because the Proposal, if implemented, would be contrary to Rule 14a-4; and
- Rule 14a-8(i)(8) because the Proposal, if implemented, would impermissibly relate to director elections.

Analysis

I. The Company can exclude the Proposal under Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate the laws of the states of Washington and California.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." We note that the Proposal does not limit eligibility to participate in the "proxy advisor competition" (the "***Promotion***") to residents of specific states, and the Promotion will be "announced" and presumably directed and open to potential entrants throughout the United States. We understand that the Promotion would, if implemented, violate promotions or lottery laws of most, if not all, of the 50 states. For the purposes of this letter, however, the Company has limited its analysis of the Promotion to the laws of two exemplary states, Washington and California. By offering the Promotion to residents of Washington and California, the Company would subject the Promotion to the promotion and lottery laws of those states. *See, e.g., State v. Reader's Digest Ass'n*, 501 P.2d 290, 302 (Wash. 1972); *Haskell v. Time, Inc.*, 965 F. Supp. 1398, 1403 (E.D. Cal. 1997). As more fully described in the opinion of the law firm Perkins Coie LLP, which is acting as Washington counsel and California counsel to the Company (the "***Legal Opinion***"), a copy of which is attached to this letter as **Exhibit B**, implementation of the Proposal would cause the Company to violate the promotions and lottery laws of Washington and California.

Washington law prohibits entities from participating in or conducting a lottery unless specifically authorized under state law.[1] Wash. Rev. Code § 9.46.010, *et seq*. A lottery is defined as a "scheme for the distribution of money or property by chance, among persons who have paid or agreed to pay a valuable consideration for the chance." *Id.* § 9.46.0257. Any person who conducts an unlicensed lottery will be guilty of a class B felony. *Id.* § 9.46.160. California state law states that "[e]very person who contrives, prepares, sets up, proposes, or draws any lottery, is guilty of a misdemeanor." Cal. Penal Code § 320. A lottery includes "any scheme for the disposal or distribution of property by chance, among persons who have paid or promised to pay any valuable consideration for the chance of obtaining such property or a portion of it." *Id.* § 319.

In short, the three elements of an illegal lottery under Washington and California state laws are consideration, prize, and chance. *Hotel Emps. & Rest. Emps. Int'l Union v. Davis*, 981 P.2d 990, 996 (Cal. 1999); *State v. Langford*, 628 P.2d 829, 830 (Wash. Ct. App. 1980). As more fully discussed in the Legal Opinion, the proposed Promotion is a violation of Washington and California state laws because it contains all three elements of an illegal lottery: consideration, prize, and chance. More specifically, the Promotion would require entrants to pay an entry fee and spend significant time and effort to provide advice regarding Costco proxy matters for an opportunity to win cash prizes, and chance dominates the winner selection process because there are not sufficient standards for evaluating and selecting winning entries.

The Staff has consistently concurred with the exclusion of proposals that would require the company's directors to violate federal or state law. *J.M. Smucker Co.* (June 22, 2012) (proposal to require majority vote on all matters would cause company to violate Ohio law); *Gannett Co., Inc.* (Feb. 22, 2012) (proposal to require arbitration of shareholder claims would

---

[1] There is no context in which the Company could obtain a license in Washington to implement and conduct the Promotion.

cause company to violate federal securities laws); *JPMorgan Chase & Co.* (Feb. 22, 2012) (proposal to minimize director indemnification would cause company to violate Delaware law); *Ball Corp.* (Jan. 25, 2010) (proposal to require declassified board would cause company to violate Indiana law); *Schering-Plough Corp.* (Mar. 27, 2008) (proposal to have board adopt cumulative voting would violate New Jersey law).

The mere fact that the Proposal is precatory in nature—that the Proposal "requests" the Board to implement the Promotion—does not prevent it from being excluded under Rule 14a-8(i)(2). Such proposal formats are irrelevant if the proposal's recommended action is one that the directors cannot lawfully implement. The Company notes that the Staff has repeatedly permitted the exclusion of a precatory (or advisory) shareholder proposal if the action called for by the proposal would violate state, federal, or foreign law. *Ball Corp.* (Jan. 25, 2010) (precatory proposal to require declassified board excludable under Rules 14a-8(i)(2) and 14a-8(i)(6)); *Northrop Grumman Corp.* (Mar. 13, 2007) (precatory proposal to amend bylaws to permit 10% to 25% of shareholders to call special meeting excludable under Rule 14a-8(i)(2)); *GenCorp Inc.* (Dec. 20, 2004) (precatory proposal to require all shareholder proposals receiving a majority vote to be implemented is excludable under Rule 14a-8(i)(2)).

Similarly, the fact that the Proposal contains language requesting that the board of directors act in a manner "consistent with their fiduciary duties and state law" does not prevent the Proposal from being excluded under Rule 14a-8(i)(2). The Staff has permitted the exclusion of proposals where, despite having such a "savings clause," there is no context in which implementation of the proposal would not cause the company to violate the law. *See, e.g.*, *Lowe's Companies, Inc.* (Mar. 10, 2011) (proposal regarding written consent excludable under Rule 14a-8(i)(2), despite language "to the fullest extent permitted by law" where there was no context in which it could be even partially implemented without violating North Carolina law); *Ball Corp.* (Jan. 25, 2010) (proposal to require declassified board excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) where proposal contained language "in compliance with applicable law"). There is no context in which the Promotion, as structured in the Proposal, could operate legally within the requirements of laws of the states of Washington and California.

For these reasons, and consistent with the published positions of the Staff, the Company respectfully submits that the Proposal can be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(2).

II. The Company can exclude the Proposal under Rule 14a-8(i)(3) because the Proposal, if implemented, would be contrary to Rule 14a-4.

Rule 14a-8(i)(3) allows a proposal to be excluded "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Proposal violates Rule 14a-4, which sets forth certain requirements with respect to proxies. More specifically, Rule 14a-

4(b)(1) states that "[m]eans shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes a choice between *approval or disapproval of, or abstention* with respect to, each separate matter referred to therein as intended to be acted upon, other than elections to office and votes to determine the frequency of shareholder votes on executive compensation." (Emphasis added.)

The Proposal if adopted would require the Company to include the following in the Company's proxy materials for the 2014 annual meeting of shareholders:

> Which of the following proxy advisors do you think deserve cash awards for how they have been informing Costco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Costco shareowners.)

The Proposal would require the voting options to be as follows: "the name and website address of each advisor entered [in the Promotion] would be listed in chronological order of entry, with a check-box next to each."

The list of advisors entered in the Promotion, with a check-box next to each, is not a response that is permitted by Rule 14a-4(b)(1). Instead, as noted above, Rule 14a-4(b) provides that shareholders may be given only "a choice between approval or disapproval of, or abstention" on matters other than director elections and frequency votes.

The Staff has previously granted no-action relief in a similar situation. In *General Electric Co.* (Feb. 7, 2007), the Staff concurred that a shareholder proposal that would have allowed shareholders to vote on whether compensation of executive officers was "(a) excessive; (b) appropriate; or (c) too low" could be excluded as contrary to Rule 14a-4(b)(1). In addition, the Staff has in the past refused to provide assurance that it would not recommend enforcement action if a company "cease[d] to furnish the boxes specified by Rule 14a-4(b)(1) for abstention with respect to matters, other than elections to office, to be acted on." *St. Moritz Hotel Associates* (Apr. 29, 1983) (requesting the Staff's concurrence that it could omit from its form of proxy the option for shareowners to abstain in a consent solicitation with respect to matters other than elections to office).

Since the Proposal would require the Company to include in its proxy materials the "name and website address of each advisor entered [in the Promotion] . . . in chronological order of entry, with a check-box next to each," the Proposal is contrary to Rule 14a-4(b)(1) since shareholders would not be given "a choice between approval or disapproval of, or abstention" with respect to, such matter.

It is not a defense for the Proponent that the proxy rule violation would not occur until the following year. *See General Electric Co.* (Feb. 7, 2007); *St. Moritz Hotel Associates*

(Apr. 29, 1983). As the Proposal recommends that the Company undertake the Promotion, and thus recommends that the Company violate Rule 14a-4(b)(1), the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

For these reasons, and consistent with the published positions of the Staff, the Company respectfully submits that the Proposal can be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).

III. The Company can exclude the Proposal under Rule 14a-8(i)(8) because the Proposal, if implemented, would impermissibly relate to director elections.

Rule 14a-8(i)(8) provides that certain shareholder proposals relating to director elections may be excluded, including if the proposal "(iii) [q]uestions the competence, business judgment, or character of one or more nominees or directors" or "(v) [o]therwise could affect the outcome of the upcoming election of directors." In adopting the 2010 amendments to Rule 14a-8(i)(8), the Commission codified certain Staff interpretations with respect to the types of proposals that would be excludable, stating that the amendments "do not change the manner in which Rule 14a-8(i)(8) has been, and will continue to be, interpreted by the staff." SEC Release No. 33-9136 (Aug. 25, 2010). The Proposal is of the type the Commission has determined may continue to be excluded from a company's proxy materials.

Under the terms of the Proposal, the proxy advisors that enter the Promotion are expected to "giv[e] public advice on the voting items in the proxy filing for the Costco 2014 annual shareowners meeting." A voting item at the Company's 2014 annual meeting will concern the Company's recommendation that shareholders elect, or reelect, candidates for director. The Proposal, if implemented, therefore expects the proxy advisors to provide advice regarding the election of specific nominees to the Company's board of directors. This advice in many instances would very likely conflict with the recommendations of the Company's board of directors and thereby "could affect the outcome" of the election of directors for the 2014 annual meeting.[2]

It is clear from the website referenced in the Proposal that the Proposal is designed specifically to affect the outcome of the election. For example, the website includes a hyperlink to an article entitled "Proxy Voting Brand Competition." Included in this article is this statement: "the interests of directors often conflict with our interests as shareowners, which is

---

[2] The "outcome" under the amendments to Rule 14a-8(i)(8) does not mean only whether a director is elected or re-elected—it also must mean the margin of the vote. In an uncontested election governed by plurality voting rules (which would have been the majority of elections around the time of the 2010 amendments), it would be virtually impossible for a shareholder proposal to change whether or not a candidate is elected since a single affirmative vote can elect a director. Thus, the director election exception in Rule 14a-8(i)(8) would be meaningless if construed to apply only where a proposal itself determines whether or not a director is elected. The subdivision must, therefore, be read to include proposals that could change only the number of votes for or against.

why we have an annual vote in the first place." The article also contains this statement: "Agenda-setting—determining the issues to be voted on—is often more important than voting. This is painfully clear in director elections, where typically the only candidates are those nominated by the incumbent board. With just one nominee for each board seat, voting hardly matters."

The exclusion of the Proposal would be consistent with the Staff's prior interpretations. In 2000, the Staff permitted the exclusion of shareholder proposals that, like the Proposal, sought to provide incentives for proxy advisors to provide analysis for specific companies. In those proposals, the company would have been required to hire a proxy advisory firm chosen by a stockholder vote from among proxy advisory firms that had paid an entry fee to be eligible for the proxy statement ballot. *Cirrus Logic Inc.* (July 18, 2000); *Bristol-Myers Squibb Co.* (Feb. 24, 2000); *Citigroup Inc.* (Feb. 24, 2000); *Equus II, Inc.* (Feb. 24, 2000); *Gillette Co.* (Feb. 24, 2000); *Warner-Lambert Co.* (Feb. 24, 2000); and *Pfizer, Inc.* (Feb. 22, 2000). In subsequent years, similar proposals were modified specifically to exclude advice relating to director elections, stating that the winning proxy advisory firm would "make advice freely available to all Company shareowners for the subsequent year, on all matters put to shareowner vote *except director elections. (Advice on director elections is excluded to satisfy SEC rule 14a-8(i)(8).)*" *USEC Inc.* (Jan. 14, 2004) (emphasis added); *see Equus II, Inc.* (Mar. 6, 2001); *Gillette Co.* (Feb. 1, 2001); *KB Home* (Feb. 1, 2001). Significantly, the Proposal contains no such language limiting the advice of the proxy advisors to non-election related matters.

In addition, it is likely that in advising on elections the advisor will "question the competence, business judgment, or character of one or more nominees or directors." The Staff has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(8) where the proposals question the business judgment, competence or service of directors who will stand for election at an upcoming annual meeting of shareholders. *Rite Aid Corp.* (Apr. 1, 2011) (omission of proposal that appears to question the business judgment of board members the company expects to nominate for reelection at upcoming annual meeting); *Marriott Int'l, Inc.* (Mar. 12, 2010) (omission of shareholder proposal that appears to question the business judgment of a board member the company expects to nominate for reelection).

For these reasons, and consistent with the published positions of the Staff, the Company respectfully submits that the Proposal can be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(8).

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its 2013 Proxy Materials.

If you have any questions concerning any aspect of this matter or require any additional information, please feel free to contact me at (425) 427-7577. Please email a response to this letter to jsullivan@costco.com.

Sincerely,

John Sullivan
Vice President & Assistant Secretary

Enclosures

cc: Mr. Mark Latham (with enclosures)
1328 West Pender Street
Suite 3601
Vancouver, B.C., Canada
V6E 4T1
(by email mark@votermedia.org)

Ms. Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

(by courier)

<u>Exhibit A</u>

Proposal and Related Correspondence

VoterMedia.org

Media for voters, funded by voters

Mr. John Sullivan
Vice President & Assistant Secretary
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027
Via email to: jsullivan@costco.com

August 24, 2012

Dear Mr. Sullivan,

Thank you for your letter of August 20, 2012, explaining possible deficiencies in the Proposal recently submitted to Costco by shareowner Myra K Young for inclusion in Costco's 2013 proxy.

Regarding your concern about proof of ownership, please find attached file "Young *** FISMA & OMB Memorandum M-07-16 *** .pdf", a letter from broker TD Ameritrade addressed to Myra K Young, with revised wording "... you have continuously held no less than 80 shares of Costco ..."

Regarding your concern about DTC participants as record holders, I believe there is precedent for sufficiency of proof of ownership from a member of the same corporate family as a DTC participant. Nonetheless, please find attached file "Young *** FISMA & OMB Memorandum M-07-16 *** Clearing.pdf", a letter from DTC participant TD Ameritrade Clearing Inc., confirming ownership by broker TD Ameritrade.

Regarding your concern about SEC Rule 14a-8(c), limiting a shareowner to one proposal per meeting, please find Ms. Young's revised proposal attached as file "2012-08-24 Revised Proposal of Costco Shareowner Young.pdf". To clarify that this is just one proposal, I have changed the wording in several places:

- In the third bullet point, I replaced "The proxy will show this question" with "The Costco Board would include this voting item in that proxy". This clarifies the point that, if the Board decides to implement this precatory proposal, the Board would choose to include a voting item in the 2014 proxy. Thus it would not be a shareowner resolution in the 2014 proxy.

- To further clarify the precatory nature of the Proposal and the Board's role in deciding whether to implement it, throughout the bullet points I have changed "will" to "would", "can" to "could", and "is" to "would be".

- Although the wording changes and reasoning described above could also be applied to the final bullet point, in order to further allay your concerns I have changed the final bullet point to: "The decision of whether to hold such a competition in subsequent years would be left open."

I believe that the attached revised proposal satisfies the requirements of SEC Rule 14a-8. Please send me a confirmation that you received this letter and attachments within the required period.

Mark Latham, #3601 – 1328 Pender Street, Vancouver, B.C., Canada V6E 4T1 • Tel (604) 806-0652 • mark@votermedia.org

Sincerely,

Mark Latham
Founder, VoterMedia.org

Attachments:
*** FISMA & OMB Memorandum M-07-16 *** Young.pdf
*** FISMA & OMB Memorandum M-07-16 *** Young Clearing.pdf
- 2012-08-24 Revised Proposal of Costco Shareowner Young.pdf

cc:
- investor@costco.com
- Myra Young *** FISMA & OMB Memorandum M-07-16 ***
- James McRitchie *** FISMA & OMB Memorandum M-07-16 ***

Mark Latham, #3601 – 1328 Pender Street, Vancouver, B.C., Canada V6E 4T1 • Tel (604) 806-0652 • mark@votermedia.org

PROXY ADVISOR COMPETITION

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Costco (Wholesale Corporation) shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Costco 2014 annual shareowners meeting, with the following features:

- The competition would be announced and open for entries no later than six months after the Costco 2013 annual shareowners meeting. To insulate advisor selection from influence by Costco's management, any person or organization could enter by paying an entry fee of $2,000, and providing their name and website address. Each entry would be announced publicly, promptly after it is received. Entries' names and website addresses (linked) would be shown promptly on a publicly accessible Costco website page, in chronological order of entry. Entry deadline would be a reasonably brief time before Costco begins to print and send its 2014 proxy materials.

- The competition would offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000.

- Winners would be determined by shareowner vote on the Costco 2014 proxy. The Costco Board would include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for how they have been informing Costco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Costco shareowners.)" Then the name and website address of each advisor entered would be listed in chronological order of entry, with a check-box next to each. The advisor receiving the most votes would get first prize, and so on.

- It would be expected that each proxy advisor would publish advice on its website regarding the Costco 2014 proxy, but there would be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation would be considered sufficient motivation for giving quality advice.

- The Costco filing that reports the final 2014 proxy voting results would show the total number of shares voted for each proxy advisor.

- The decision of whether to hold such a competition in subsequent years would be left open.

(Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management*, First Quarter 2007; free download at http://votermedia.org/publications.)

TD Ameritrade

August 22, 2012

Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Myra K Young,

Pursuant to your request, this is a letter from TD Ameritrade Clearing, DTC participant account #0188, confirming that TD Ameritrade, the introducing broker, has continuously held no less than 80 shares of Costco Wholesale Corporation (COST) since April 5, 2004..

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Michael Gables
Physical Securities Manager
TD Ameritrade Clearing Inc.

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade

August 22, 2012

Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that since April 5, 2004, you have continuously held no less than 80 shares of Costco Wholesale Corporation (COST) in the above referenced TD Ameritrade account. TD Ameritrade Clearing Inc. is the clearing house for TD Ameritrade. The DTC number for our clearing house is 0188.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jill Phillips
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

10825 Farnam Drive, Omaha, NE 68154 | 800-669-3900 | www.tdameritrade.com

COSTCO WHOLESALE

Nicola Merrett <nmerrett@costco.com>

Costco

1 message

Nicola Merrett <nmerrett@costco.com> Mon, Aug 20, 2012 at 10:34 AM
To: mark@votermedia.org
Cc: John Sullivan <JSullivan@costco.com>

Good morning -
Please see attached letter from John Sullivan which is being sent to you via email and UPS overnight delivery.
Thank you.

Nicola Merrett
Paralegal and Assistant to John Sullivan
Costco Wholesale
999 Lake Drive
Issaquah, WA 98029
U.S.A.

082012 Ltr to M Latham.pdf
1542K

COSTCO WHOLESALE

Writer's Direct Number: (425) 427-7577
Fax: (425) 427-3128

August 20, 2012

VIA OVERNIGHT COURIER
AND EMAIL – mark@votermedia.org

Mr. Mark Latham
1328 West Pender Street
Suite 3601
Vancouver, B.C., Canada
V6E 4T1

Dear Mr. Latham,

On August 13, 2012, Costco Wholesale Corporation (the "Company") received by e-mail what was styled a shareholder "proposal" from Myra K. Young ("Proponent") said to be dated August 7, 2012, entitled "Proxy Advisor Competition" for consideration at our 2013 Annual Meeting of Shareholders (the "Proposal"), as well as a copy of a letter from TD Ameritrade to Proponent, also said to be dated August 7, 2012, which described, among other things, that certain shares of the Company's stock have been held in an account specified only by a partial account number (the "Broker Letter"). The Proponent's transmittal letter requested that the Company direct all communications concerning the Proposal to you.

This letter notifies you that the Proposal contains procedural deficiencies, which we are required to bring to Proponent's attention within a specified period of time pursuant to United States Securities and Exchange Commission ("SEC") regulations.

First, we have not received sufficient proof that Proponent has complied with the requirements of Rule 14a-8(b). Shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value or 1% of a company's shares entitled to vote on the proposal for at least one year as of the date of the shareholder proposal was submitted. The Broker Letter does not identify the owner of the account specified that holds the Company's shares and therefore, does not provide sufficient proof of Proponent's ownership of the Company's shares in compliance with Rule 14a-8(b).

To remedy this defect, Proponent must submit sufficient proof of her ownership of the requisite number of the Company's shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- A written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of the Company's shares for at least one year by the date Proponent submits the Proposal; or

- If Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 4, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of the Company's shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Proponent continuously held the requisite number of the Company's shares for the one-year period.

SEC Staff Legal Bulletin ("SLB") No. 14F (Oct. 18, 2011) provides the following sample language to include in a proof of ownership letter that would satisfy the requirements of Rule 14a-8(b):

> As of [the date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities.]

Second, the Broker Letter does not satisfy the requirements under Rule 14a-8(b), as clarified by the guidance in SLB No. 14F. SLB No. 14F clarified that proof of ownership must come from the "record" holder and that only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC. The Broker Letter is from TD Ameritrade, signed by Jill Phillips in her capacity as Research Specialist of TD Ameritrade. The Broker Letter indicates that TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto Dominion Bank. The Broker Letter also references TD Ameritrade, Inc., member FINRA/SIPC/NFA in the footnotes. None of these entities appear on the participant list, available at: www.dtcc.com/downloads/membership/directors/dtc/alpha.pdf. Although we note that the Broker Letter states that "TD Ameritrade Clearing Inc." is a clearing house for TD Ameritrade and is a DTC participant, the Broker Letter is not from TD Ameritrade Clearing Inc. or any other DTC participant. Therefore, Proponent has not provided sufficient proof of ownership in compliance with Rule 14-8(b) and SLB No. 14F. To remedy this defect, Proponent must submit to the Company a separate written statement with proof of ownership from the DTC participant through which Proponent's shares are held.

Third, Proponent has submitted more than one proposal, in violation of Rule 14a-8(c), limiting a shareholder to one proposal per meeting. The Proposal includes at least three distinct proposals: (a) a proposal to be included in the Company's proxy materials for its 2013 annual meeting of shareholders relating to the organization and implementation of a competition for any person or organization with the payment of an entry fee (the "Contest"), (b) a proposal to be included in the Company's proxy materials for its 2014 annual meeting of shareholders relating to a vote on the persons or organizations that entered the Contest (the "2014 Proposal"); and (c) a proposal to be included in subsequent proxy materials for all future annual meetings of shareholders, starting in the 2015 annual meeting of shareholders, relating to a vote on additional persons or organizations that enter future Contests (the "2015 Proposal").

Fourth, and relatedly, with respect to the 2014 Proposal or 2015 Proposal, Proponent has not complied with the requirements of Rule 14a-8(b) concerning continued holding of securities. The rule provides that proponents must submit a written statement that they intend to hold their securities through the date of the meeting of shareholders at issue. The annual meetings at issue for the 2014 Proposal and 2015 Proposal are the 2014 annual meeting of shareholders and the 2015 annual meeting of shareholders, respectively. The transmittal letter submitted by Proponent states that she is submitting a proposal for the next annual shareholder meeting (in 2013) and that she will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective meeting. Therefore, Proponent has not complied with Rule 14a-8(b) since she has not stated her intent to hold the securities through the date of the annual meetings taking place after 2013. To remedy this defect, if Proponent wishes to continue with the 2014 Proposal, she must submit a written statement in compliance with Rule 14a-8(b) that Proponent intends to continue to hold the securities through the date of the 2014 annual meeting of shareholders. Alternatively, if Proponent wishes to continue with the 2015 Proposal, to remedy this defect, she must submit a written statement in compliance with Rule 14a-8(b) that Proponent intends to continue to hold the securities through the date of the 2015 annual meeting of shareholders.

Your response must be postmarked or transmitted electronically, including any appropriate documentation of ownership, within 14 days of receipt of this letter, the response timeline imposed by Rule 14a-8(f). For your reference, copies of Rule 14a-8 and SLB No. 14F are attached as exhibits to this letter.

Please address any response to me at 999 Lake Drive, Issaquah, WA 98027. Alternatively, you may transmit any response by e-mail at jsullivan@costco.com.

Sincerely,

John Sullivan
Vice President & Assistant Secretary

cc: Myra K. Young

EXHIBIT A:

Rule 14a-8

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

Regulation 14A: Solicitation of Proxies

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

EXHIBIT B:

Division of Corporation Finance
Securities and Exchange Commission
Shareholder Proposals
Staff Legal Bulletin No. 14F (CF)

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

VoterMedia.org

Media for voters, funded by voters

Mr. Jeffrey H. Brotman
Chairman of the Board
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027
Via email to: investor@costco.com

August 7, 2012

Dear Mr. Brotman,

Please find attached the cover letter and Rule 14a-8 proposal from Myra K. Young, and the letter from her broker, TD Ameritrade, confirming her ownership of Costco shares. As requested in her cover letter, I look forward to any correspondence with Costco representatives regarding this proposal.

Sincerely,

Mark Latham
Founder, VoterMedia.org

cc:
Joel Benoliel
Corporate Secretary, Senior VP & Chief Legal Officer

Richard Galanti
Executive Vice President, Chief Financial Officer
Phone: (425) 313-8203
Fax: (425) 313-6593

Mark Latham, #3601 – 1328 Pender Street, Vancouver, B.C., Canada V6E 4T1 • Tel (604) 806-0652 • mark@votermedia.org

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey H. Brotman
Chairman of the Board
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027
Via email to: investor@costco.com

August 7, 2012

Dear Mr. Brotman,

I hereby submit my attached Rule 14a-8 proposal, in order to support the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied title and layout, is intended to be used for definitive proxy publication. This is my proxy for Mark Latham and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to Mark Latham (phone: (604) 806-0652; address: 1328 West Pender Street, Suite 3601, Vancouver, B.C., Canada V6E 4T1) at:

mark@votermedia.org

to facilitate prompt and verifiable communications.

This letter does not cover proposals that are not Rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to mark@votermedia.org .

Sincerely,

Myra K. Young — 8/7/2012

Myra K. Young   Date

cc:
Joel Benoliel
Corporate Secretary, Senior VP & Chief Legal Officer

Richard Galanti
Executive Vice President, Chief Financial Officer
Phone: (425) 313-8203
Fax: (425) 313-6593

PROXY ADVISOR COMPETITION

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Costco (Wholesale Corporation) shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Costco 2014 annual shareowners meeting, with the following features:

- The competition will be announced and open for entries no later than six months after the Costco 2013 annual shareowners meeting. To insulate advisor selection from influence by Costco's management, any person or organization can enter by paying an entry fee of $2,000, and providing their name and website address. Each entry will be announced publicly, promptly after it is received. Entries' names and website addresses (linked) will be shown promptly on a publicly accessible Costco website page, in chronological order of entry. Entry deadline will be a reasonably brief time before Costco begins to print and send its 2014 proxy materials.

- The competition will offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000.

- Winners will be determined by shareowner vote on the Costco 2014 proxy. The proxy will show this question: "Which of the following proxy advisors do you think deserve cash awards for how they have been informing Costco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Costco shareowners.)" Then the name and website address of each advisor entered will be listed in chronological order of entry, with a check-box next to each. The advisor receiving the most votes will get first prize, and so on.

- It is expected that each proxy advisor will publish advice on its website regarding the Costco 2014 proxy, but there will be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation will be considered sufficient motivation for giving quality advice.

- The Costco filing that reports the final 2014 proxy voting results will show the total number of shares voted for each proxy advisor.

- The competition will continue annually with the same terms, except that competitors who renew their entries for a subsequent year, by paying the entry fee within 30 days after the Costco filing of voting results, will have their names listed on the website page and on the subsequent proxy in the order of their voted ranking in the most recent year. New competitors can enter at any time before the entry deadline, and will be listed after renewed entries, in chronological order of entry.

(Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management*, First Quarter 2007; free download at http://votermedia.org/publications.)

[end of shareowner proposal]

NOTES:

This proposal is believed to conform with SEC Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not Identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

TD Ameritrade

August 7, 2012

Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this is to confirm that 80 shares of COST – Costco Wholesale Corporation Com. have been continuously held in the above referenced account since April 5, 2004 and are still holding the shares at this time. TD Ameritrade Clearing Inc. (DTC number 0188) is the clearing house for TD Ameritrade.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jill Phillips
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

Exhibit B

Opinion of Perkins Coie LLP

Perkins Coie

1201 Third Avenue, Suite 4900
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

September 21, 2012

Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

Re: Costco Wholesale Corporation – Shareholder Proposal Submitted by Myra Young

Ladies and Gentlemen:

We have acted as Washington counsel and California counsel to Costco Wholesale Corporation, a Washington corporation (the "***Company***"), in connection with Myra Young's revised proposal submitted to the Company by letter dated August 24, 2012 (the "***Proposal***") regarding a "Proxy Advisor Competition" (the "***Promotion***") for inclusion in the Company's 2013 Proxy Statement. You have asked for our opinion regarding whether the Promotion violates the laws of the States of Washington and California.

A. Documents, Matters Examined, and Assumptions

In connection with this opinion letter, we have examined a copy of the Proposal attached as Exhibit A hereto.

We have relied, without investigation, on the following assumptions: (1) copies of original documents reviewed by us conform to the originals; (2) the Proposal was properly submitted in a manner and form that complies with all applicable laws, rules, and regulations; and (3) the Proposal, in the form submitted to us for our review, has not been and will not be altered or amended in any respect material to our opinions as expressed herein. For purposes of rendering our opinions as expressed herein, we have not reviewed any documents other than the Proposal, and we assume there exists no provision of any other document that bears upon or is inconsistent with our opinions as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the Proposal, the statements and information set forth therein, and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

B. Legal Analysis

Based on the foregoing and subject to the qualifications and exclusions stated herein, we express the opinions set forth in this Section B (Legal Analysis).

1. The Proposal

The Proposal would require the Company to implement the Promotion for proxy advisors (and others) and states as follows:

PROXY ADVISOR COMPETITION

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Costco (Wholesale Corporation) shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Costco 2014 annual shareowners meeting, with the following features:

- The competition would be announced and open for entries no later than six months after the Costco 2013 annual shareowners meeting. To insulate advisor selection from influence by Costco's management, any person or organization could enter by paying an entry fee of $2,000, and providing their name and website address. Each entry would be announced publicly, promptly after it is received. Entries' names and website addresses (linked) would be shown promptly on a publicly accessible Costco website page, in chronological order of entry. Entry deadline would be a reasonably brief time before Costco begins to print and send its 2014 proxy materials.

- The competition would offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000.

- Winners would be determined by shareowner vote on the Costco 2014 proxy. The Costco Board would include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for how they have been informing Costco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Costco shareowners.)" Then the name and website address of each advisor entered would be listed in chronological order of entry, with a check-box next to each. The advisor receiving the most votes would get first prize, and so on.

- It would be expected that each proxy advisor would publish advice on its website regarding the Costco 2014 proxy, but there would be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation would be considered sufficient motivation for giving quality advice.

- The Costco filing that reports the final 2014 proxy voting results would show the total number of shares voted for each proxy advisor.

- The decision of whether to hold such a competition in subsequent years would be left open.

(Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management*, First Quarter 2007; free download at http://votermedia.org/publications.)

2. Discussion

You asked whether the Promotion, if implemented by the Company pursuant to the Proposal, would violate any applicable Washington or California laws. As discussed in greater detail below, in our opinion the Promotion would violate promotion and lottery laws in both Washington and California because it contains all three elements of an illegal lottery, namely consideration, prize, and chance. The Promotion may also violate other aspects of Washington and California state law, but the discussion below focuses on the three elements of an illegal lottery.

a. Applicable Law

The Proposal does not limit eligibility to participation in the Promotion to residents of specific states, and the Promotion will be "announced" and presumably directed and open to potential entrants throughout the United States, including the states of Washington and California. By offering the Promotion to residents of Washington and California, the Company would subject the Promotion to the promotion and lottery laws of those states. *See, e.g.*, *State v. Reader's Digest Ass'n*, 501 P.2d 290, 302 (Wash. 1972) (applying Washington lottery laws to sweepstakes promotion materials mailed to Washington residents and concluding, for jurisdictional purposes, that the effect of mailing such materials to Washington residents constituted a lottery within Washington); *Haskell v. Time, Inc.*, 965 F. Supp. 1398, 1403 (E.D. Cal. 1997) (holding that California resident had standing to bring a claim alleging that defendants' sweepstakes were illegal lotteries under California law, based on defendants' sweepstakes offers mailed to consumers in California and other states).

b. Illegal Lottery

Washington state law prohibits unlicensed entities[1] from participating in or conducting a lottery unless specifically authorized under state law. *See* Wash. Rev. Code § 9.46.010, *et seq.* A lottery is defined as a "scheme for the distribution of money or property by chance, among persons who have paid or agreed to pay a valuable consideration for the chance." Wash. Rev. Code § 9.46.0257. Any person who conducts an unlicensed lottery will be guilty of a class B felony. *See* Wash. Rev. Code § 9.46.160.

California state law states that "[e]very person who contrives, prepares, sets up, proposes, or draws any lottery, is guilty of a misdemeanor." Cal. Penal Code § 320. A lottery includes "any scheme for the disposal or distribution of property by chance, among persons who have paid or promised to pay any valuable consideration for the chance of obtaining such property or a portion of it." Cal. Penal Code § 319.

In short, the three elements of an illegal lottery under Washington and California state laws are consideration, prize, and chance. *Hotel Emps. & Rest. Emps. Int'l Union v. Davis*, 981 P.2d 990, 996 (Cal. 1999); *State v. Langford*, 628 P.2d 829, 830 (Wash. Ct. App. 1980).

c. Consideration

Under Washington law, "consideration" is present if entrants must "pay a valuable consideration," Wash. Rev. Code § 9.46.0257, which includes "consideration sufficient to support a contract," to enter the promotion. *Reader's Digest Ass'n*, 501 P.2d at 297. Here, consideration is clearly present under Washington law because Promotion entrants must pay $2,000 for an opportunity to win and because Promotion entrants would need to spend significant time and effort to provide advice regarding the Company's proxy matters. The proposed Promotion does not include any no-consideration method of entry.

Under California law, "consideration" is present in a promotion if entrants must pay a "fee (in the form of money or anything else of value)" to participate. *Hotel Emps. & Rest. Emps. Int'l Union*, 981 P.2d at 996. Consideration is clearly present under California law because Promotion entrants must pay for the opportunity to win.

[1] There is no context in which the Company could obtain a license in Washington to implement and conduct the Promotion.

d. Prize

Under Washington and California state laws, a "prize" is present in a promotion if the promotion operator offers to distribute money or property to one or more winning participants. *See Hotel Emps. & Rest. Emps. Int'l Union*, 981 P.2d at 996; *Langford*, 628 P.2d at 830. Here, the Promotion clearly includes "prizes" in the form of cash payments of up to $20,000 to winning participants.

e. Chance

i. Washington State Law

Washington state courts use the "dominant element" test to determine whether a promotion is a game of chance or skill. *See Seattle Times Co. v. Tielsch*, 495 P.2d 1366, 1369 (Wash. 1972). However, the "measure is a qualitative one; that is, the chance must be an integral part which influences the result" rather than the measure being a "quantitative proportion of skill and chance in viewing the scheme as a whole." *Id.*

Here, winners of the Promotion will be determined based on the following question: "Which of the following proxy advisors do you think deserve cash awards for how they have been informing [Company] shareowners?" Importantly, the Promotion does not provide any standards that judges (here shareowners) can use to evaluate and select the winners. In other words, shareowners have no standard, sufficiently objective basis for evaluating entries to ensure that skill dominates to determine the final result. Given the lack of standards or criteria for evaluating and selecting winners, shareowners can use any (or no) standard to evaluate and select winners, so chance, rather than skill, dominates to determine the outcome of the Promotion. The Promotion is therefore a game of chance under Washington law.

ii. California State Law

Under California law, "'[c]hance' means that winning and losing [the promotion] depend on luck and fortune rather than, or at least more than, judgment and skill." *Hotel Emps. & Rest. Emps. Int'l Union*, 981 P.2d at 996. Importantly, it "is the character of the game rather than a particular player's skill or lack of it that determines whether the game is one of chance or skill." *In re Allen*, 377 P.2d 280, 281 (Cal. 1962). Further, the "test is not whether the game contains an element of chance or an element of skill but which of them is the dominating factor in determining the result of the game." *Id.*

Chance dominates promotions that do not provide clear and sufficiently objective standards or criteria for determining winners. For example, in *People v. Rehm*, the court found that a contest to pick the "best and most appropriate" titles for six cartoons was a game of chance "because the elements of a bona fide contest of skill [were] not present." 57 P.2d 238, 239 (Cal. App. Dep't Super. Ct. 1936). The court based its reasoning on the fact that the promotion provided "no standard by which one title can be said to be either 'best' or 'more appropriate' than all others." *Id.* at 240.

Here, as discussed above, the Promotion merely asks voters to pick the proxy advisors that "deserve cash awards for how they have been informing [Company] shareowners." Like the contest in *Rehm*, the Promotion does not provide any standards that judges (here shareowners) can use to evaluate and select the winners. In fact, the Promotion provides even less of a standard for selecting winners than the "best and most appropriate" standard analyzed in the *Rehm* case. For example, the Promotion's "how they have been informing [Company] shareowners" standard does not even require shareowners to pick the proxy advisor that provides the "best" information to shareowners. In fact, the Promotion does not even require a proxy advisor who participates in the promotion to provide any advice. (For example, the Proposal states that "[i]t would be expected that each proxy advisor would publish advice on its website regarding [the Company's] 2014 proxy, but there would be no formal requirement to do so.") As a result, the Promotion rules do not provide shareowners with any standards or criteria to evaluate and vote for winning entries. Given the lack of any standards or criteria on which to evaluate and select the winner, shareowners can use any (or no) standard to evaluate and vote for winning entries and can even vote for a proxy advisor that does not provide any advice.

Similarly, because there are no stated standards or criteria for selecting the winner, proxy advisors who participate in the Promotion have no idea on what basis the winner will be selected and therefore are unable to exercise greater skill to meet the (nonexistent) standards or criteria and thereby improve the likelihood of winning.

Because there are no standards or criteria for shareowners to evaluate and vote for winning entries or for participants to provide winning proxy advice, the outcome of the Promotion is dominated by luck or chance, rather than judgment and skill, and is a game of chance under California law.

3. Conclusion

As discussed above, in our opinion the proposed Promotion would violate Washington and California state laws because it contains all three elements of an illegal lottery: consideration, prize, and chance. More specifically, the Promotion would require entrants to pay an entry fee for an opportunity to win cash prizes, and chance dominates the winner selection process because there are not sufficient standards for evaluating and selecting winning entries.

The foregoing opinions are limited to the laws of the states of Washington and California, namely the following statutory sections: Wash. Rev. Code §§ 9.46.010, 9.46.0257, 9.46.160, and Cal. Penal Code §§ 319, 320. We have not reviewed, nor are our opinions in any way predicated on an examination of, the laws of any other jurisdiction, and we expressly disclaim responsibility for advising you as to the effect, if any, that the laws of any other jurisdiction may have on the opinions set forth herein.

The opinions expressed herein (a) are limited to matters expressly stated herein, and no other opinions may be implied or inferred, including that we have performed any actions in order to provide the legal opinions and statements contained herein other than as expressly set forth, and (b) are as of the date hereof (except as otherwise noted above). We disclaim any undertaking or obligation to update these opinions for events and circumstances occurring after the date hereof or as to facts relating to prior events that are subsequently brought to our attention.

This opinion letter is being rendered only to you and is solely for your benefit in connection with the Proposal. This opinion letter may not be used or relied on for any other purpose or by any other person or entity without our prior written consent.

You may refer to and produce a copy of this opinion letter in connection with the review of the Proposal by a regulatory agency having supervisory authority over you, in connection with the assertion of a claim or defense as to which this opinion letter is relevant and necessary and in response to a court order.

Very truly yours,

PERKINS COIE LLP

Perkins Coie LLP

EXHIBIT A

PROXY ADVISOR COMPETITION

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Costco (Wholesale Corporation) shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Costco 2014 annual shareowners meeting, with the following features:

- The competition would be announced and open for entries no later than six months after the Costco 2013 annual shareowners meeting. To insulate advisor selection from influence by Costco's management, any person or organization could enter by paying an entry fee of $2,000, and providing their name and website address. Each entry would be announced publicly, promptly after it is received. Entries' names and website addresses (linked) would be shown promptly on a publicly accessible Costco website page, in chronological order of entry. Entry deadline would be a reasonably brief time before Costco begins to print and send its 2014 proxy materials.

- The competition would offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000.

- Winners would be determined by shareowner vote on the Costco 2014 proxy. The Costco Board would include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for how they have been informing Costco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Costco shareowners.)" Then the name and website address of each advisor entered would be listed in chronological order of entry, with a check-box next to each. The advisor receiving the most votes would get first prize, and so on.

- It would be expected that each proxy advisor would publish advice on its website regarding the Costco 2014 proxy, but there would be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation would be considered sufficient motivation for giving quality advice.

- The Costco filing that reports the final 2014 proxy voting results would show the total number of shares voted for each proxy advisor.

- The decision of whether to hold such a competition in subsequent years would be left open.

(Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management*, First Quarter 2007; free download at http://votermedia.org/publications.)